

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2014

Via E-mail
Christophe Hidalgo
Chief Financial Officer
Companhia Brasileira de Distribuição
Avenida Brigadeiro Luiz Antonio, 3142
01402-901, São Paulo, SP, Brazil

> Re: **Companhia Brasileira de Distribuição**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 001-14626**

Dear Mr. Hidalgo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

General

1. Reference is made to your fourth quarter and fiscal year 2013 earnings call and the significant flood that occurred during the second half of 2013 that flooded your distribution center in Iraja, Rio de Janeiro resulting in major merchandise losses discussed during the call. Please tell us your assessment of the qualitative and quantitative significance of this event as well as if and how you considered making related disclosure.

Item 4. Information on the Company

4C. Organizational Structure, page 28

2. Please revise your organizational structure chart to include ownership percentages that are clear and visible in future EDGAR filings.

Item 5. Operating and Financial Review and Prospects

5F. Tabular disclosure of contractual obligations, page 47

3. Please tell us how the amounts presented within the debt and debentures line items included in your table of contractual obligations reconcile to those presented in your financial statements. Provide a reconciliation if necessary to support your explanation. Additionally, please tell us whether your schedule of contractual obligations includes interest on long-term obligations. If included, please revise to separately quantify these amounts. If not included, to the extent interest payments represent a material cash commitment, please revise to include them. This information may be disclosed in a footnote to this table provided it is presented for the same periods applicable to the table. Please refer to Item 303(a)(5) of Regulation S-K.

Item 15. Controls and Procedures, page 96

4. You disclose your Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") evaluated the effectiveness of your disclosure controls and procedures ("DCPs") as of December 31, 2012, and in the subsequent sentence state your CEO and CFO concluded your DCPs were effective as of December 31, 2013. Please revise for consistency.

5. We note the revision to your financial statements referred to in your auditor's report and described in Note 2 on page F-15. Please tell us whether the revisions to your financial statements resulted from a weakness in your disclosure controls and procedures or material weakness in your internal control over financial reporting. If so, please tell us how you considered the need for restatement in reaching your conclusions as to the effectiveness of your internal control over financial reporting and your disclosure controls and procedures.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

6. We note your presentation of financial statements as of and for each of the three years in the period ended December 31, 2013. However, the auditor's report of Deloitte Touche Tomhatsu currently included in your filing only covers the two years in the period ended December 31, 2013. We also note you restated your statement of cash flows for the year

ended December 31, 2011 and you disclose on page 97 that Ernst & Young Terco Auditores Independentes S.S. performed the audit of your financial statements for that year. Item 8(A)(2) of Form 20-F requires the presentation of three years of audited financial statements. Please amend your filing to include an audit opinion that covers all periods presented.

7. The scope paragraph of the audit report makes reference to "…the related consolidated statements of income, comprehensive income, shareholders' equity…" These financial statement names do not agree to the financial statement names on pages F-5 and F-8, which are the statements of "income and comprehensive income," and "changes in shareholders' equity." Additionally, we note that the financial statement names on pages F-5 through F-11, as well as the headers to each of the pages of your notes to the financial statements do not label such statements as consolidated. Please request your auditor to revise the financial statement names in its report for consistency, and if correct, revise the titles and header of the notes to your financial statements to state they are consolidated.

Balance Sheets, pages F-6

Statements of Cash Flows, page F-9

8. We note your presentation of a column in the statement of cash flows labeled "01.01.2012". We also note your disclosure on page F-15 related to the restated balances presented therein. Please tell us if the amounts included in the "01.01.2012" column in your statement of cash flows relate to the year ended December 31, 2011, and if so revise the column header for consistency. If not, please tell us what period the amounts relate to.

Notes to the Financial Statements

4. Significant accounting policies, page F-19

u) Determination of net income, page F-29

(i) Revenue, page F-29

f) Returns and cancellations, page F-30

9. You disclose that returns and cancellations are recognized when incurred. Please tell us in greater detail about your accounting policy for returns and cancellations. Refer to IAS 18.17.

15. Business combinations, page F-51

10. We note your disclosure regarding the acquisition of Bartira starting on page F-52, that you recorded R$603,691 thousand of goodwill as compared to net assets acquired of R$98,615 thousand, and your disclosure on page F-53 that the goodwill on acquisition is supported by the future profitability of the furniture products sold in Via Varejo's stores. Paragraph B64(e) of Appendix B to IFRS 3 requires a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition or other factors. Given the significant amount of goodwill recognized as compared to net assets acquired, please tell us in greater detail what factors make up the goodwill recognized. In your response, please specifically address the results of Bartira you have presented on page F-14.

11. Please tell us in significantly greater detail what the R$95,310 thousand contingent liability recorded in conjunction with the Bartira acquisition discussed on page F-54 relates to and how you concluded the amount could be measured reliably. Refer to paragraph 23 of IFRS 3.

24. Provision for risks, page F-77

12. You disclose that in 2013 there were developments in the claims related to the offset of Finsocial, COFINS and PIS, which led your legal counsel to change their estimation of losses from possible to probable in the amount of R$173,184 thousand. Please tell us in detail the facts and circumstances that existed as of December 31, 2012 causing you to conclude the losses were possible, and the facts and circumstances that changed during the fiscal year ended December 31, 2013 that caused you to conclude the losses were probable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief